Exhibit 99.1

For Immediate Release

West Fraser Releases 2024 Sustainability Report

VANCOUVER, B.C., May 22, 2025 – Today, West Fraser Timber Co. Ltd. (“West Fraser” or the “Company”) (TSX and NYSE: WFG) released its 2024 Sustainability Report, Building Together: People and Partnerships. The report highlights the Company’s sustainability performance across a variety of environmental, social, and governance goals and disclosed targets.

“Since our founding 70 years ago, West Fraser has recognized our responsibility to the environment and society while delivering solid financial performance,” said Sean McLaren, President and CEO, West Fraser. “This report provides some detail about our activities in 2024 and measures the progress we have made toward achieving our goals.”

2024 key achievements highlighted in the report include:

•

Broadening Safety Training and Data Insights: In 2024, we implemented new contractor safety practices across the Company and set new expectations around the oversight of contracted work. Further improving our safety program remains a top priority in 2025.

•

Advancing Our Carbon Reduction Strategy: Our manufacturing operations were powered by 75% renewable energy. At the same time, 100% of our mills progressed on their energy reduction road maps to materially reduce our carbon footprint by 2030 using scope 1, 2 and 3 emission reduction targets, validated through the Science Based Targets initiative (SBTi). A key highlight was a 22% reduction in our scope 1 and 2 emissions compared to 2019 baseline levels, along with a 13% reduction in our Scope 3 emissions compared to our 2020 baseline levels. These reductions are on track to meet our 2030 GHG reduction targets.

•

Driving Sustainable Forest Management & Wood Procurement Traceability: Requirements related to resource management and responsible sourcing are clarified through our Sustainable Forest and Wood Procurement Policy. Implemented in 2024, the policy provides a cohesive approach across our Company.

•

Partnering with Indigenous Nations: A key milestone was the agreement signed with the Lake Babine Nation’s forestry company, targeting long-term fibre supply for our mill in Smithers, British Columbia and recognizing the Nation’s role as a resource steward. These arrangements remain subject to approval by the Government of British Columbia, which is anticipated in 2025.

•

Investing in Communities: Within our communities we invested $4.3 million through 800 partnerships. Our investments focused on support for young people, improving mental health and were targeted at helping rural areas where we operate.

For more information on sustainability at West Fraser and to read the 2024 sustainability report, please visit https://www.westfraser.com/sustainability/sustainability-reporting.

About West Fraser

West Fraser is a diversified wood products company with more than 50 facilities in Canada, the United States, the United Kingdom, and Europe, which promotes sustainable forest practices in its operations. The Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, and other residuals. West Fraser’s products are used in home construction, repair and remodelling, industrial applications, papers and tissue. For more information about West Fraser, visit www.westfraser.com.

Forward-Looking Statements

This news release contains statements and information that constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities laws. Forward-looking statements include statements that are forward-looking or predictive in nature and are dependent upon or refer to future events or conditions. We use words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would”, and “could”, to identify these forward-looking statements. These forward-looking statements include, among other things, our goal to materially reduce our carbon footprint by 2030 using scope 1, 2 and 3 GHG reduction targets, validated by SBTi and our plans, pathways and estimated progress to achieve such reduction targets, our ability to continuously improve our environmental, social and governance performance, including safety as our top priority, our plan to target long-term fibre supply through entry into joint development agreements with Indigenous Nations, subject to approval by the Government of British Columbia and the proposed timeline for such approvals, and the success of our investments in communities we operate. Any such forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us considering our experience and our perception of historical trends and current conditions and are subject to inherent risks and uncertainties including the expectations and assumptions concerning the implementation, performance and effectiveness of technology needed to achieve our sustainability goals and priorities, including our SBTi target, our access to sufficient capital and resources to undertake such projects and plans, the laws and regulations which will apply to our business, our ability to attract and retain skilled employees to implement our goals, targets and plans, environmental compliance costs generally, and assumptions regarding the development of our business generally, risks associated with climate change and the environment, risks associated with permitting and the timeline to achieve such permitting to meet our operational goals, operational problems, changes in laws and governmental regulations, including the evolution of forest policy and stewardship, environmental compliance challenges, costs of compliance with environmental and other laws and regulation, risks relating to the development and use of new technology or lack of appropriate technologies needed to advance our goals, including the ability to implement our operational excellence and modernization strategies, our scope 2 strategy focused on increasing energy efficiency, reducing consumption and decarbonizing grid power, competition for labour and services and related shortages, natural disasters and adverse weather conditions, general business and economic conditions and the future operation and financial performance of the Company generally. Readers should also refer to the risk factors set forth in the Company’s annual information form and management’s discussion and analysis for the year ended December 31, 2024, each dated February 12, 2025, as updated in our quarterly reports from time to time and other documents, available at SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov/edgar). There can be no assurance that the plans, intentions, or expectations upon which forward-looking statements are based will be realized. Actual results may differ, and the difference may be material and adverse to the Company and its shareholders. Except as may be required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements. There can be no assurance that the plans, intentions, or expectations upon which forward-looking statements are based will be realized. Actual results may differ, and the difference may be material and adverse to the Company and its shareholders. Except as may be required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements.

For More Information

Media Contact

Joyce Wagenaar

Director, Communications

Tel. (604) 817-5539

media@westfraser.com

Investor Contact

Robert B. Winslow, CFA

Director, Investor Relations & Corporate Development

Tel. (416) 777-4426

shareholder@westfraser.com